Exhibit 99.1

PERFECT WORLD ANNOUNCES SECOND QUARTER 2014 UNAUDITED FINANCIAL RESULTS

(Beijing, China — August 18, 2014) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights1

•                          Total revenues were RMB928.4 million (USD149.6 million), compared with RMB891.1 million in the previous quarter and RMB700.1 million in the same quarter last year.

•                          Gross profit was RMB678.6 million (USD109.4 million), compared with RMB656.1 million in the previous quarter and RMB535.5 million in the same quarter last year.

•                          Operating profit was RMB128.2 million (USD20.7 million), compared with RMB177.3 million in the previous quarter and RMB72.6 million in the same quarter last year.  Non-GAAP operating profit2 was RMB138.4 million (USD22.3 million), compared with RMB195.9 million in the previous quarter and RMB89.7 million in the same quarter last year.

•                          Net income attributable to the Company’s shareholders was RMB161.7 million (USD26.1 million), compared with RMB201.2 million in the previous quarter and RMB80.7 million in the same quarter last year.  Non-GAAP net income attributable to the Company’s shareholders2 was RMB171.9 million (USD27.7 million), compared with RMB219.8 million in the previous quarter and RMB97.8 million in the same quarter last year.

•                          Basic and diluted earnings per ADS3 were RMB3.26 (USD0.53) and RMB3.21 (USD0.52), respectively, compared with RMB4.07 and RMB3.98, respectively, in the previous quarter, and RMB1.66 and RMB1.65, respectively, in the same quarter last year.  Non-GAAP basic and diluted earnings per ADS2 were RMB3.47 (USD0.56) and RMB3.41 (USD0.55), respectively, compared with RMB4.45 and RMB4.35, respectively, in the previous quarter, and RMB2.01 and RMB2.00, respectively, in the same quarter last year.

Mr. Robert Xiao, CEO of Perfect World commented, “We are pleased to announce our second quarter results.  Total revenues came in line with the high end of our expectations.  Our PC client-based games, such as our flagship title ‘Swordsman Online,’ delivered an increase in revenues.  ‘DOTA2,’ a world-class title which we have obtained exclusive rights to operate in mainland China, also bolstered our second quarter results with its growing contribution.  Meanwhile, our mobile game business continued to build momentum as we launched more new titles.  Towards the end of the second quarter, we launched our 3D mysterious fantasy MMORPG mobile game ‘Forsaken World.’  And recently, we launched our 2D turn-based cartoon-style RPG mobile game, ‘CrossGate Mobile,’ which has become another hit since its debut.”

1  The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2014, which was RMB6.2036 to USD1.00.  The percentages stated in this press release are calculated based on the RMB amounts.

2  As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively.  See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3  Each ADS represents five ordinary shares.

“As we remain dedicated to maintaining the health of our diversified portfolio by releasing a steady stream of expansion packs and content updates for our existing games, we are also excited about our pipeline that consists of a rich line-up of appealing games.  ‘Legend of the Condor Heroes,’ a highly-anticipated 3D MMORPG based on one of Louis Cha’s classic martial arts novels, is currently under development.  ‘Neverwinter’ is an MMORPG developed by our Cryptic Studios.  The PC version of this game has been well received by gamers following its launch in North America and Europe and is expected to be launched in China later this year.  We are also working on taking our games beyond the PC market.  As part of our efforts to build our console game pipeline, we have established a long-term partnership with Microsoft, through whose Xbox One platform we are looking forward to bringing several console games to players in China.  Among these exciting titles, our ‘Neverwinter’ is one of the highly-anticipated titles to be launched along with the debut of Xbox One devices in mainland China.  On the mobile side, we look forward to bringing a variety of high-quality games to players as well.  Some of the upcoming titles in our diverse mobile game pipeline are ‘Touch,’ ‘Forever Mars’ and ‘Swordsman Mobile.’”

“In addition to our differentiated portfolio and pipeline, our well-established global operational network is also one of our core competitive advantages.  In addition to operating a variety of PC client-based games and mobile games in China, we have also established an overseas network through our subsidiaries and licensing activities with overseas partners, covering over one hundred countries and regions with around one-fourth of our total revenues generated from various overseas markets.  With our rich global operational experience and strong global R&D capabilities, we successfully deliver a number of attractive games across a wide range of genres and offer premium services to players worldwide.  Meanwhile, we continue to explore broad growth opportunities in the global market.  As such, we’ve launched our PWIN program to actively seeking opportunities to invest in small to medium size game studios and R&D teams globally.  Through this program, we recently entered into a definitive agreement to invest RMB50 million as a limited partner in a game industry investment fund (‘the Fund’), which will primarily focus on investing in game development teams and early-stage companies in game-related businesses in China.  The Fund will be managed by senior members from both a well-known private equity firm in China and Unity China, we believe whose valuable and abundant industry resources will provide us with great access to more investment opportunities in outstanding R&D teams and companies with high potential in the future.  We look forward to leveraging the resources and talent brought by our PWIN program to not only further sharpen our competitive edge in China but also further strengthen our global presence.”

“Looking forward, we are confident that we will continue to deliver world-class and engaging gaming experiences to our players as we look to achieve sustainable growth for our business over the long term.”

Second Quarter 2014 Financial Results

Total Revenues

Total revenues were RMB928.4 million (USD149.6 million), compared with RMB891.1 million in the previous quarter and RMB700.1 million in the same quarter last year.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB861.1 million (USD138.8 million), compared with RMB827.6 million in the previous quarter and RMB650.1 million in the same quarter last year.  The increase from the previous quarter was due to the combined effects of the increased revenue contribution from some of the PC client-based games that the Company operates in China, such as “Swordsman Online” and “DOTA2,” the continued strength of the Company’s mobile games, and the decrease in revenues of some other PC client-based games.  In addition, the sequential increase was partially associated with a change in the estimated player lives of certain PC client-based games, which were shortened in 2Q14 as a result of a regular assessment of the player life cycles of its games.

The aggregate average concurrent users (ACU) for PC games under operation in mainland China was approximately 661,000, compared with 662,000 in the previous quarter and 742,000 in the same quarter last year.

Licensing revenues were RMB48.9 million (USD7.9 million), compared with RMB45.3 million in the previous quarter and RMB31.5 million in the same quarter last year.  The increase from the previous quarter was largely associated with the Company’s mobile game launched in certain overseas markets in 2Q14.

Other revenues were RMB18.3 million (USD2.9 million), compared with RMB18.1 million in the previous quarter and RMB18.5 million in the same quarter last year.

Cost of Revenues

Cost of revenues was RMB249.8 million (USD40.3 million), compared with RMB235.0 million in the previous quarter and RMB164.6 million in the same quarter last year.  The increase from the previous quarter was mainly due to an increase in revenue sharing cost in 2Q14.  As a result of increased revenue contribution from “DOTA2,” which the Company obtained exclusive rights to operate in mainland China, revenue sharing associated with this world-class title increased in 2Q14.

Gross Profit and Gross Margin

Gross profit was RMB678.6 million (USD109.4 million), compared with RMB656.1 million in the previous quarter and RMB535.5 million in the same quarter last year.  Gross margin was 73.1%, compared with 73.6% in the previous quarter and 76.5% in the same quarter last year.

Operating Expenses

Operating expenses were RMB550.3 million (USD88.7 million), compared with RMB478.7 million in the previous quarter and RMB462.9 million in the same quarter last year.  The increase in operating expenses from the previous quarter was mainly due to increases in sales and marketing expenses, general and administrative expenses, and R&D expenses in 2Q14.

R&D expenses were RMB259.8 million (USD41.9 million), compared with RMB253.5 million in the previous quarter and RMB198.5 million in the same quarter last year.

Sales and marketing expenses were RMB197.8 million (USD31.9 million), compared with RMB144.0 million in the previous quarter and RMB191.9 million in the same quarter last year.  The increase from the previous quarter was primarily due to an increase in advertising and promotional expenses in 2Q14.

General and administrative expenses were RMB92.8 million (USD15.0 million), compared with RMB81.3 million in the previous quarter and RMB72.5 million in the same quarter last year.  The increase from the previous quarter was mainly due to a provision of receivables from certain of the Company’s overseas partners that no longer operate the Company’s games in some overseas markets.

Operating Profit

Operating profit was RMB128.2 million (USD20.7 million), compared with RMB177.3 million in the previous quarter and RMB72.6 million in the same quarter last year.  Non-GAAP operating profit was RMB138.4 million (USD22.3 million), compared with RMB195.9 million in the previous quarter and RMB89.7 million in the same quarter last year.

Total Other Income

Total other income was RMB42.1 million (USD6.8 million), compared with RMB43.8 million in the previous quarter and RMB33.5 million in the same quarter last year.

Income Tax Expense

Income tax expense was RMB10.5 million (USD1.7 million), compared with RMB20.8 million in the previous quarter and RMB20.2 million in the same quarter last year.  The decrease from the previous quarter was primarily because some games are operated by some of the Company’s controlled entities that enjoy a greater preferential tax treatment.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB161.7 million (USD26.1 million), compared with RMB201.2 million in the previous quarter and RMB80.7 million in the same quarter last year.  Non-GAAP net income attributable to the Company’s shareholders was RMB171.9 million (USD27.7 million), compared with RMB219.8 million in the previous quarter and RMB97.8 million in the same quarter last year.

Basic and diluted earnings per ADS were RMB3.26 (USD0.53) and RMB3.21 (USD0.52), respectively, compared with RMB4.07 and RMB3.98, respectively, in the previous quarter, and RMB1.66 and RMB1.65, respectively, in the same quarter last year.  Non-GAAP basic and diluted earnings per ADS were RMB3.47 (USD0.56) and RMB3.41 (USD0.55), respectively, compared with RMB4.45 and RMB4.35, respectively, in the previous quarter, and RMB2.01 and RMB2.00, respectively, in the same quarter last year.

Cash and Cash Equivalents

As of June 30, 2014, the Company had RMB883.6 million (USD142.4 million) of cash and cash equivalents, compared with RMB1,598.5 million as of March 31, 2014.  The decrease was mainly due to the payments of its share purchase of 30,326,005 class A ordinary shares of Shanda Games Limited (NASDAQ: GAME), which was presented as “secured receivable” in the Company’s unaudited condensed consolidated balance sheets as of June 30, 2014 in accordance with U.S. GAAP, the investments in certain short-term structured deposits, and the Company’s annual cash dividend payments in April.  This was partially offset by the net cash inflow generated from the Company’s online game operations.

Business Outlook

Based on the Company’s current operations, total revenues for the third quarter of 2014 are expected to be between RMB956 million and RMB1,003 million, representing an increase of 3% to 8% on a sequential basis.  This takes into consideration the continued strength of the Company’s mobile games.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively.  The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred in the future and is not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP.  The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation charge in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance.  These non-GAAP financial measures should be considered in addition to, but not a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 9:00pm Eastern Daylight Time on Monday, August 18, 2014 (9:00am Beijing time on Tuesday, August 19, 2014).

Dial-in numbers for the live conference call are as follows:

— U.S. Toll Free Number	1-866-519-4004
— International Dial-in Number	+65-6723-9381
— Mainland China Toll Free Number	800-819-0121
— Hong Kong Toll Free Number	80-093-0346
— U.K. Toll Free Number	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, August 26, 2014.

Dial-in numbers for the replay are as follows:

— U.S. Toll Free Number	1-855-452-5696
— International Dial-in Number	+61-2-8199-0299
Conference ID: 82278521

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals,” “Return of the Condor Heroes,” “Saint Seiya Online,” “Swordsman Online” and “Holy King;” an online casual game: “Hot Dance Party;” and a number of web games and mobile games.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements.  Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Potential risks and uncertainties include, but are not limited to, Perfect World’s ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere.  Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.  All information provided in this press release and in the attachments is as of August 18, 2014, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Capital Market & Corporate Communications

Joanne Deng — Associate Investor Relations Director

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com

Perfect World Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	June 30,	June 30,
	2013	2014	2014
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,212,157,293	883,646,993	142,441,001
Restricted cash and time deposits	226,100,000	650,245,000	104,817,364
Short-term investments	1,307,892,890	1,424,171,088	229,571,714
Accounts receivable, net	197,715,605	246,559,135	39,744,525
Due from related parties	3,393,089	3,486,067	561,943
Secured receivable	—	615,280,000	99,181,121
Prepayment and other assets	424,839,088	442,761,581	71,371,717
Deferred tax assets	40,387,485	39,787,273	6,413,578
Total current assets	3,412,485,450	4,305,937,137	694,102,963
Non current assets
Equity investments	470,018,715	513,066,315	82,704,609
Time deposits	108,135,489	55,089,096	8,880,182
Restricted time deposits	7,597,873	7,673,881	1,237,004
Property, equipment, and software, net	1,353,740,512	1,346,300,634	217,019,252
Construction in progress	14,051,462	2,269,709	365,870
Intangible assets, net	330,718,241	338,178,233	54,513,223
Goodwill	511,270,880	537,637,187	86,665,354
Prepayments and other assets	86,177,977	53,421,185	8,611,320
Deferred tax assets	50,830,484	51,410,359	8,287,181
Total assets	6,345,027,083	7,210,983,736	1,162,386,958

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	95,908,036	69,834,727	11,257,129
Short-term bank loans	213,391,500	787,558,400	126,951,834
Advances from customers	102,469,102	72,375,746	11,666,733
Salary and welfare payable	287,057,153	256,358,117	41,324,089
Taxes payable	59,756,556	77,363,720	12,470,778
Accrued expenses and other liabilities	188,939,187	247,812,537	39,946,569
Due to related parties	91,750	2,050,000	330,453
Deferred revenues	742,171,227	789,222,977	127,220,159
Deferred tax liabilities	87,173,299	96,755,174	15,596,617
Deferred government grants	5,000,000	5,182,460	835,396
Total current liabilities	1,781,957,810	2,404,513,858	387,599,757
Non current liabilities
Deferred revenues	38,655,431	26,801,771	4,320,358
Deferred tax liabilities	13,408,787	14,179,339	2,285,663
Other long-term liabilities	2,800,000	2,155,867	347,519
Total liabilities	1,836,822,028	2,447,650,835	394,553,297

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 217,308,865 Class B ordinary shares issued and outstanding as of December 31, 2013; 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 218,350,050 Class B ordinary shares issued and outstanding as of June 30, 2014)	197,003	197,642	31,859
Additional paid-in capital	452,966,738	493,287,825	79,516,382
Statutory reserves	312,339,625	312,339,625	50,348,124
Accumulated other comprehensive loss	(126,536,702)	(125,827,642)	(20,283,004)
Retained earnings	3,832,064,435	4,048,540,378	652,611,448
Total Perfect World Shareholders’ Equity	4,471,031,099	4,728,537,828	762,224,809
Non-controlling interests	37,173,956	34,795,073	5,608,852
Total Shareholders’ Equity	4,508,205,055	4,763,332,901	767,833,661
Total Liabilities and Shareholders’ Equity	6,345,027,083	7,210,983,736	1,162,386,958

Perfect World Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended
	June 30,	March 31,	June 30,	June 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	650,106,240	827,616,492	861,126,055	138,810,699
Licensing revenues	31,489,188	45,307,648	48,942,956	7,889,444
Other revenues	18,519,258	18,148,699	18,299,616	2,949,838
Total Revenues	700,114,686	891,072,839	928,368,627	149,649,981
Cost of revenues	(164,618,439)	(234,983,166)	(249,794,628)	(40,266,075)
Gross profit	535,496,247	656,089,673	678,573,999	109,383,906
Operating expenses
Research and development expenses	(198,477,905)	(253,488,008)	(259,760,355)	(41,872,518)
Sales and marketing expenses	(191,945,132)	(143,951,326)	(197,778,058)	(31,881,175)
General and administrative expenses	(72,514,661)	(81,307,992)	(92,804,546)	(14,959,789)
Total operating expenses	(462,937,698)	(478,747,326)	(550,342,959)	(88,713,482)
Operating profit	72,558,549	177,342,347	128,231,040	20,670,424
Other income / (expenses)
Share of (loss) / income from equity investments	(3,308,864)	4,220,843	(2,667,074)	(429,924)
Interest income	21,265,082	26,584,933	27,625,821	4,453,192
Interest expense	(1,645,346)	(653,852)	(3,706,848)	(597,532)
Others, net	17,215,530	13,682,006	20,874,918	3,364,968
Total other income	33,526,402	43,833,930	42,126,817	6,790,704
Profit before tax	106,084,951	221,176,277	170,357,857	27,461,128
Income tax expense	(20,201,537)	(20,815,355)	(10,486,818)	(1,690,441)
Income from continuing operations, net of tax	85,883,414	200,360,922	159,871,039	25,770,687
Loss from discontinued operations, net of tax	(5,506,617)	—	—	—
Net Income	80,376,797	200,360,922	159,871,039	25,770,687
Net loss attributable to the non-controlling interests	365,981	843,493	1,831,862	295,290
Net income attributable to the Company’s shareholders	80,742,778	201,204,415	161,702,901	26,065,977

Net earnings per ordinary share, basic
Continuing operations	0.35	0.81	0.65	0.11
Discontinued operations	(0.02)	—	—	—
Total earnings per ordinary share, basic	0.33	0.81	0.65	0.11

Net earnings per ordinary share, diluted
Continuing operations	0.35	0.80	0.64	0.10
Discontinued operations	(0.02)	—	—	—
Total earnings per ordinary share, diluted	0.33	0.80	0.64	0.10

Net earnings per ADS, basic
Continuing operations	1.77	4.07	3.26	0.53
Discontinued operations	(0.11)	—	—	—
Total earnings per ADS, basic	1.66	4.07	3.26	0.53

Net earnings per ADS, diluted
Continuing operations	1.76	3.98	3.21	0.52
Discontinued operations	(0.11)	—	—	—
Total earnings per ADS, diluted	1.65	3.98	3.21	0.52

Shares used in calculating basic net earnings per ordinary share	243,080,784	247,174,535	247,753,275	247,753,275
Shares used in calculating diluted net earnings per ordinary share	245,014,367	252,784,614	252,119,378	252,119,378

Amount attributable to the Company’s shareholders:
Income from continuing operations, net of tax	86,249,395	201,204,415	161,702,901	26,065,977
Loss from discontinued operations, net of tax	(5,506,617)	—	—	—
Net income	80,742,778	201,204,415	161,702,901	26,065,977

Total share-based compensation cost included in:
Cost of revenues	(820,454)	(823,224)	(245,065)	(39,504)
Research and development expenses	(7,737,877)	(8,073,456)	(3,455,256)	(556,976)
Sales and marketing expenses	(2,748,356)	(3,200,645)	(1,810,495)	(291,846)
General and administrative expenses	(5,792,385)	(6,509,372)	(4,665,292)	(752,030)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended
	June 30,	March 31,	June 30,	June 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	USD

GAAP operating profit	72,558,549	177,342,347	128,231,040	20,670,424
Share based compensation charge	17,099,072	18,606,697	10,176,108	1,640,356
Non-GAAP operating profit	89,657,621	195,949,044	138,407,148	22,310,780

GAAP net income attributable to the Company’s shareholders	80,742,778	201,204,415	161,702,901	26,065,977
Share based compensation charge	17,099,072	18,606,697	10,176,108	1,640,356
Non-GAAP net income attributable to the Company’s shareholders	97,841,850	219,811,112	171,879,009	27,706,333

GAAP net earnings per ADS
— Basic	1.66	4.07	3.26	0.53
— Diluted	1.65	3.98	3.21	0.52

Non-GAAP net earnings per ADS
— Basic	2.01	4.45	3.47	0.56
— Diluted	2.00	4.35	3.41	0.55

ADSs used in calculating net earnings per ADS
— Basic	48,616,157	49,434,907	49,550,655	49,550,655
— Diluted	49,002,873	50,556,923	50,423,876	50,423,876